

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 – 46202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2007</u> AND ENDING <u>DECEMBER 31, 2007</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J N K SECURITIES CORP.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

FIRM ID NO.

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

NEW YORK	NEW YORK	10005 04
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM   (212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *KENNETH WEINSTEIN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
J N K SECURITIES CORP., as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

Presidenk 1/17/2008
Title

X _Christine Cooper_
Notary Public

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2010

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____ *J N K SECURITIES CORP.*_____

ADDRESS: _c/o *GETTENBERG CONSULTING, 40 Wall Street-34TH Floor, New York, NY 10005*____

DATE: _____**DECEMBER 31, 2007**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of J N K Securities Corp.,
have caused an audit to be made in accordance with the prescribed regulations and have arranged
for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2007** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

x _____   Kevin S. Kuntz
_____   Jack Weiselberg
_____   Kenny Weinstein
_____   Scott Kaplan
                            CHARLES L READ
                            Steven Kaplan

I, *KENNETH WEINSTEIN,* swear that to the best of my knowledge and belief,

the accompanying financial statements and supporting schedule(s) pertaining to the Firm

of J N K SECURITIES CORP., as of *DECEMBER 31, 2007,* are true and

correct. I further swear that neither the Company nor any partner, proprietor, principal

officer, director or member has any proprietary interest in any account classified solely as

that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2010

JNK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 246,610
Due from clearing broker	1,777,116
Commissions receivable	110,648
Fixed assets, net of accumulated depreciation of $781,167 (Note 2(d))	168,006
Other assets	73,960
Total assets	$ 2,376,340

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	999,822
Due to customers	207,538
Total liabilities	1,207,360

Commitments and Contingencies (Notes 4 and 5)

Stockholders' equity (Note 6)

Common stock, no par value, 200 shares authorized	
15.33 shares voting stock issued, 10.33 outstanding	10,333
2.58 shares non-voting stock issued and outstanding	2,577
Additional paid-in capital	2,570,976
Retained (deficit)	(143,175)
Less: 5.00 shares treasury stock at cost	(1,271,731)
Total stockholders' equity	1,168,980
Total liabilities and stockholders' equity	$ 2,376,340

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

JNK Securities Corp. (The "Company") is a New York State corporation formed in 1993, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method. Leasehold improvements are amortized over the life of the lease using the straight line method.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2007 was $446,532.

Note 4-   **Commitments**

Office Lease
The Company leases four premises for office space. The Company's main premise is under a lease expiring February 28, 2010. The second premise is under a lease expiring June 30, 2008, at $3,606 per month. The third premise is under a lease expiring March 31, 2008 at $1,260 per month. The fourth premise is under a lease on a month to month basis at $1,998 per month. The Company's minimum aggregate rental commitment over the terms of the leases is as follows:

Year	Amount
2008	$228,661
2009	$204,960
2010	$ 34,160

The Company has established a standby letter of credit that expires February 28, 2009, in the amount of $103,500, which is collateralized by a certificate of deposit to secure the main lease.

Note 5-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $706,888, which was $626,394 in excess of its required net capital of $80,494. The Company's net capital ratio was 170.80%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
JNK Securities Corp.
c/o Gettenberg Consulting
40 Wall Street – 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of JNK Securities Corp. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JNK Securities Corp. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 19, 2008

